Rule 12g3-2(b) File Number: 825237

02 AUG 20 AM 10: 01

浙江沪杭甬高速公路股份有限公司
**ZHEJIANG EXPRESSWAY CO., LTD.**

82-34629

August 7, 2002

02049575

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

**Re: Rule 12g3-2(b) Exemption – File Number 825237**

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a notice of board meeting we filed with the stock exchanges on August 7, 2002 regarding the announcement of interim results for the six months ended June 30, 2002.

Thank you for your attention.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Sincerely yours,

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

dw 9/4

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center, 15 Shuguang Rd, Hangzhou P. R. China
总机 Tel: 798 5588 传真 Fax: 86 - 571 - 798 5599 网址 http: //www. zjec. com. cn

浙江沪杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

7 August 2002

| | |
|---|---|
| To: **The Stock Exchange of Hong Kong Limited**<br>Mr. Gerald Tsui / Mr. Keith Lau / Mr. Brian Kwok | By post and<br>By fax 852-2868 5028 |
| Cc: **London Stock Exchange**<br>Regulatory News Service | By fax 44 207-588 6057 |
| Cc: **Berlin Stock Market** | By fax 49 30 59 00 84 20 |

Dear Sirs,

**Zhejiang Expressway Co., Ltd. (the "Company")**
**Notice of Board Meeting**

The Company hereby informs The Stock Exchange of Hong Kong Limited pursuant to paragraph 12 of the Listing Agreement that a meeting of the Board of Directors of the Company will be held at the Company's offices in Hangzhou, Zhejiang, the PRC on 19 August 2002 at 10:00am for the following purposes:-

1. To receive and consider the unaudited consolidated accounts of the Group comprising the Company and its subsidiaries for the six months ended 30 June 2002 and to approve the release of the announcement of the interim results;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the Register of Members; and

4. To transact any other business.

Yours faithfully,
For and on behalf of
**Zhejiang Expressway Co., Ltd.**

**Wenyao Jiang**
Company Secretary

Cc: Mr. Michael Ngai – Cazenove Asia Limited, (852) 2530 9492
Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center, 15 Shuguang Rd, Hangzhou P. R. China
总机 Tel: 798 5588 传真 Fax: 86-571-798 5599 网址 http: //www. zjec. com. cn